Exhibit 99.1

Sapiens Announces that Ohio Bureau of Workers’ Compensation Completes First Year Under StoneRiver’s PowerSuite® Enterprise

Holon, Israel and Denver, CO – December 11, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that its fully owned subsidiary StoneRiver, Inc.’s client, the Ohio Bureau of Workers’ Compensation (OBWC), has just completed its first year using StoneRiver’s PowerSuite® Enterprise workers’ compensation solution. OBWC provides insurance to approximately two-thirds of Ohio’s work force, so the implementation dealt with processing complexity, high volume and multiple integrations.

The StoneRiver enterprise solution deployed includes the PowerSuite Policy and PowerSuite Claims offerings to provide BWC with improved automation and efficiencies for its workers’ compensation policy administration, billing and claims management.

Commenting on the project with StoneRiver, Shadya Yazback, BWC’s chief of enterprise services, noted, “PowerSuite is our primary claims and policy management system, helping us handle millions of transactions annually.”

During its first year operating under the PowerSuite® system, OBWC created 122,000 claims, and processed 2.8 million medical invoices, 6.4 million policy transactions and made 1.1 million indemnity payments totaling $935 million.

“The Ohio Bureau of Workers’ Compensation was a significant implementation for us given the size, number of locations and users, and the multiple integrations involved. We couldn’t be more pleased with the results and look forward to continuing to partner with the bureau,” said Gary Anderson, head of P&C North America for Sapiens.

About the Ohio Bureau of Workers’ Compensation

Since its founding in 1912, the Ohio Bureau of Workers' Compensation (OBWC or BWC) has provided medical and compensation benefits for work-related injuries, diseases and deaths. BWC is headquartered in Columbus, Ohio, but operates claims offices in 12 locations around the state. BWC provides insurance to about two-thirds of Ohio's work force. The remaining workers receive coverage through a self-insurance program for large, financially stable employers who retain the financial risk for their companies’ workers’ compensation claims. BWC employs approximately 1,800 people.

About Sapiens and StoneRiver, Inc.

StoneRiver, Inc., a fully owned subsidiary of Sapiens International Corporation (NASDAQ and TASE: SPNS), delivers a range of value-oriented technology solutions and services to insurance carriers, agents and broker-dealers. These include front-office, policy, claims, rating, underwriting, billing and reinsurance automation for all major business lines.

Sapiens is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets. Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com